UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 1)


                              ACCREDO HEALTH, INC./1/
                       -----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       -----------------------------------
                         (Title of Class of Securities)


                                    00437V104
                             ----------------------
                                 (CUSIP Number)


                                November 19, 1999
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      |X|  Rule 13d-1(b)
                      o    Rule 13d-1(c)
                      o    Rule 13d-1(d)


------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                        Page 2 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Berger LLC/2/  ID No. 84-1507541
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   460,870
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     460,870
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            460,870
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |_|


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.03%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            IA, CO
--------------------------------------------------------------------------------


------------------------
/2/  Berger LLC was formerly known as Berger Associates, Inc.

Schedule 13G                                                        Page 3 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kansas City Southern Industries, Inc.  ID No. 44-0663509
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   -0-
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|

            Excludes shares beneficially owned by Berger LLC as to which beneficial ownership is disclaimed.
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            -0-
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            HC, CO
--------------------------------------------------------------------------------

Schedule 13G                                                        Page 4 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stilwell Financial, Inc.  ID No. 43-1804048
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   -0-
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|

            Excludes shares beneficially owned by Berger LLC as to which beneficial ownership is disclaimed.
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            -0-
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            HC, CO
--------------------------------------------------------------------------------

Schedule 13G                                                        Page 5 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stilwell Management, Inc.  ID No. 13-2750052
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   -0-
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|

            Excludes shares beneficially owned by Berger LLC as to which beneficial ownership is disclaimed.
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            -0-
--------------------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON**

            CO

--------------------------------------------------------------------------------


**This section was amended to remove the code HC, which was previously included in error.

Schedule 13G                                                        Page 6 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------


Item 1.

         (a)      Name of Issuer:        Accredo Health, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1640 Century Center Parkway, Suite 101
                  Memphis, TN 38134

Item 2.

         (a)      Name of Person Filing:

                  (1)      Berger LLC
                  (2)      Kansas City Southern Industries, Inc.
                  (3)      Stilwell Financial, Inc.
                  (4)      Stilwell Management, Inc.

         (b)      Address of Principal Business Office:

                  (1)      Berger LLC
                           210 University Boulevard, Suite 900
                           Denver, Colorado  80206

                  (2)      Kansas City Southern Industries, Inc.
                           114 West 11th Street
                           Kansas City, Missouri  64105

                  (3)      Stilwell Financial, Inc.
                           114 West 11th Street
                           Kansas City, Missouri  64105

                  (4)      Stilwell Management, Inc.
                           210 University Boulevard, Suite 900
                           Denver, Colorado  80206

         (c)      Citizenship:

                  (1)      Berger LLC:        Nevada

                  (2)      Kansas City Southern Industries, Inc.:   Delaware

                  (3)      Stilwell Financial, Inc.    Delaware

Schedule 13G                                                        Page 7 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------


                  (4)      Stilwell Management, Inc.        Delaware

         (d)      Title of Class of Securities:  Common Stock

         (e)      CUSIP Number:        00437V104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      ________ Broker or Dealer registered under Section 15 of the
                           Act

         (b)      ________ Bank as defined in section 3(a)(6) of the Act

         (c)      ________ Insurance Company as defined in section 3(a)(19) of the Act

         (d)      ________ Investment Company registered under section 8 of the
                           Investment Company Act.

         (e)         X     Investment Adviser registered under section 203 of
                  -------- the Investment Advisers Act of 1940 /3/

         (f)      ________ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

         (g)         X     Parent Holding Company or Control Person, in
                  -------- accordance with section 240.13d-1(b)(1)(ii)(G)
                           (Note:  See Item 7) /4/

         (h)      ________ Group, in accordance with
                           section 240.13d-1(b)(1)(ii)(H)


------------------------
/3/  Berger LLC is a registered investment adviser.

/4/ Kansas City Southern Industries ("KSCI") is the parent holding company of Stilwell Financial, Inc. ("SFI"). SFI owns 100% of Stilwell Management, Inc. ("SMI"), which owns approximately 86% of Berger LLC. Each of these entities is filing this statement solely as a result of such stock ownership which may be deemed to give KCSI, SFI or SMI control over Berger LLC.

Schedule 13G                                                        Page 8 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------


Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                  (1)      Berger LLC:          460,870 /5/
                                             ----------

                  (2)      Kansas City Southern Industries, Inc.:         0 /6/
                                                                   --------

                  (3)      Stilwell Financial, Inc.:             0 /7/
                                                     -------------

                  (4)      Stilwell Management, Inc.:                     0 /8/
                                                              -------------


------------------------
/5/ The filing of this statement shall not be construed as an admission that Berger LLC is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     Berger LLC is a registered investment adviser which furnishes investment advice to a number of mutual funds and institutional clients. As a result of its role as investment adviser or sub-adviser to the Funds as well as institutional clients, Berger LLC may be deemed to be the beneficial owner of securities held by such funds or clients.

/6/ Kansas City Southern Industries, Inc. ("KCSI") does not own of record any shares of Accredo Health, Inc. Common Stock, it has not engaged in any transaction in Accredo Health, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Universal Electronics, Inc. Common Stock. All shares reported herein have been acquired by Berger LLC's mutual fund clients and KCSI specifically disclaims beneficial ownership over any shares of Accredo Health, Inc. Common Stock.

     Accordingly, the filing of this statement shall not be construed as an admission that KCSI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

/7/ Stilwell Financial, Inc. ("SFI") does not own of record any shares of Accredo Health, Inc. Common Stock, it has not engaged in any transaction in Accredo Health, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Universal Electronics, Inc. Common Stock. All shares reported herein have been acquired by Berger LLC's mutual fund clients and SFI specifically disclaims beneficial ownership over any shares of Accredo Health, Inc. Common
     Stock.

     Accordingly, the filing of this statement shall not be construed as an admission that SFI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

/8/ Stilwell Management, Inc. ("SMI") does not own of record any shares of Accredo Health, Inc. Common Stock, it has not engaged in any transaction in Accredo Health, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Universal Electronics, Inc. Common Stock. All shares reported herein have been acquired by Berger LLC's mutual fund clients and SMI specifically disclaims beneficial

Schedule 13G                                                        Page 9 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------


         (b)      Percent of Class:

                  (1)      Berger LLC:              5.03%
                                               ----------

                  (2)      Kansas City  Southern Industries, Inc.      0.0% /9/
                                                                  ---------

                  (3)      Stilwell Financial, Inc.:      0.0% /10/
                                                        ------

                  (4)      Stilwell Management, Inc.:             0.0% /11/
                                                                ------

         (c)      Number of shares as to which such person has:

                  (1)      Berger LLC:

                           (i)      Sole power to vote or to direct the
                                    vote:          0
                                            --------

                           (ii)     Shared power to vote or to direct the
                                    vote:    460,870
                                          ----------

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:            0
                                                        --------

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:      460,870
                                                     -----------

                  (2)      Kansas City  Southern Industries, Inc.

                           (i)      Sole power to vote or to direct the
                                    vote:               0
                                                    -----

                           (ii)     Shared power to vote or to direct the
                                    vote:             0 /12/
                                                  -----

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:      0
                                                     -----


------------------------
     ownership over any shares of Accredo Health, Inc. Common Stock.

     Accordingly, the filing of this statement shall not be construed as an admission that SMI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

/9/  See Item 4(a)(2).

/10/ See Item 4(a)(3).

/11/ See Item 4(a)(4).

/12/ See Item 4(a)(2).

Schedule 13G                                                       Page 10 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------


                           (iv)     Shared power to dispose or to direct the
                                    disposition of:       0 /13/
                                                     ------

                  (3)      Stilwell Financial, Inc.

                           (i)      Sole power to vote or to direct the
                                    vote:               0
                                                    -----

                           (ii)     Shared power to vote or to direct the
                                    vote:             0 /14/
                                                  -----

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:      0
                                                     -----

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:       0 /15/
                                                     ------

                  (4)      Stilwell Management, Inc.

                           (i)      Sole power to vote or to direct the
                                    vote:        0
                                             -----

                           (ii)     Shared power to vote or to direct the
                                    vote:        0 /16/
                                             -----

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:        0
                                                       -----

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:        0 /17/
                                                      ------

Item 5.           Ownership of Five Percent or Less of a Class:

                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A


------------------------
/13/ See Item 4(a)(2).

/14/ See Item 4(a)(3).

/15/ See Item 4(a)(3).

/16/ See Item 4(a)(4).

/17/ See Item 4(a)(4).

Schedule 13G                                                       Page 11 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This statement has been filed jointly by KCSI, SFI, SMI, and Berger LLC and information relating to Berger LLC has been included herein.

Item 8.           Identification and Classification of Members of the Group:

                  N/A

Item 9.           Notice of Dissolution of Group:

                  N/A

Item 10.          Certification:

                  N/A

Schedule 13G                                                       Page 12 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BERGER LLC:

                                    February 15, 2000
                                    --------------------------------------------
                                    Date

                                    /s/ Brian S. Ferrie
                                    --------------------------------------------
                                    Signature

                                    Brian S. Ferrie, Vice President - Compliance
                                    --------------------------------------------
                                    Name/Title


                                    KANSAS CITY SOUTHERN INDUSTRIES, INC.

                                    February 15, 2000
                                    --------------------------------------------
                                    Date

                                    /s/ Joseph D. Monello
                                    --------------------------------------------
                                    Signature

                                    Joseph D. Monello
                                    Vice President and Chief Financial Officer
                                    --------------------------------------------
                                    Name/Title

Schedule 13G                                                       Page 13 of 13
CUSIP No. 00437V104                                         Accredo Health, Inc.
--------------------------------------------------------------------------------



                                    STILWELL FINANCIAL, INC.

                                    /s/ Joseph D. Monello
Date:  February 15, 2000            --------------------------------------------
                                    Signature

                                    Joseph D. Monello,
                                    Executive Vice President
                                    --------------------------------------------
                                    Name/Title



                                    STILWELL MANAGEMENT, INC.

                                    /s/ Janice M. Teague
Date:  February 15, 2000            --------------------------------------------
                                    Signature

                                    Janice M. Teague,
                                    Vice President - Administration
                                    --------------------------------------------
                                    Name/Title

                                  EXHIBIT INDEX


Exhibit                    Document                                Page No.
-------                    --------                                --------

A                          Joint Filing Agreement                    A-1

                                    Exhibit A
                                       to
                                  SCHEDULE 13G
                               (AMENDMENT NO. 1)

                             JOINT FILING AGREEMENT


         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned parties hereby agree that the preceding Schedule 13G, Amendment No. 1, is being filed on behalf of each of them.

         IN WITNESS WHEREOF, the parties hereto have duly executed this agreement on this 15th day of February, 2000.


                                    BERGER LLC:

                                    /s/ Brian S. Ferrie
                                    --------------------------------------------
                                    Brian S. Ferrie
                                    Vice President - Compliance


                                    KANSAS CITY SOUTHERN INDUSTRIES, INC.

                                    /s/ Joseph D. Monello
                                    --------------------------------------------
                                    Joseph D. Monello
                                    Vice President and Chief Financial Officer


                                    STILWELL FINANCIAL, INC.

                                    /s/ Joseph D. Monello
                                    --------------------------------------------
                                    Joseph D. Monello
                                    Executive Vice President


                                    STILWELL MANAGEMENT, INC.

                                    /s/ Janice M. Teague
                                    --------------------------------------------
                                    Janice M. Teague
                                    Vice President - Administration


                                       A-1